March 8, 2007

Mr. Marcel Urbanc
Chief Financial Officer and Principal Accounting Officer
AlphaRx, Inc.
200-168 Konrad Crescent, Markham
Ontario, Canada L3R 9T9

Re: AlphaRx, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2006
Filed December 21, 2006
Form 10-QSB/A for the Period Ended December 31, 2006
Filed February 12, 2007
File No. 000-30813

Dear Mr. Urbanc:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Exhibit 31.1 and 31.2, page 41 & 42

1.   The certifications required by Exchange Act Rule 13a-14(a) in your past two periodic reports are outdated. Please file amendments to the Form 10-KSB for the period ended September 30, 2006 and the Form 10-QSB/A for the period ended

December 31, 2006 that includes the entire periodic reports and new, corrected certifications.

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filings.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant